Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six Months Ended June 30	Year Ended December 31
	2018	2017	2016	2015	2014	2013
		As Restated	As Restated
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$890	$1,988	$767	$1,735	$1,216	$1,177
Plus:
Fixed charges exclusive of capitalized interest	106	200	215	210	278	280
Amortization of capitalized interest	3	6	5	5	5	4
Adjustments for equity affiliates	15	8	7	73	5	1
Total	$1,014	$2,202	$994	$2,023	$1,504	$1,462

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$57	$105	$125	$125	$187	$196
Rentals - portion representative of interest	49	95	90	85	91	84
Fixed charges exclusive of capitalized interest	106	200	215	210	278	280
Capitalized interest	2	7	8	9	16	10
Total	$108	$207	$223	$219	$294	$290

Ratio of earnings to fixed charges	9.4	10.6	4.5	9.2	5.1	5.0

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations.